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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                                (AMENDMENT NO. 2)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                           DETROIT DIESEL CORPORATION
                            (Name of Subject Company)

                             ----------------------

                           DETROIT DIESEL CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    250837101
                      (CUSIP Number of Class of Securities)

                              JOHN F. FARMER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           DETROIT DIESEL CORPORATION
                             13400 OUTER DRIVE, WEST
                          DETROIT, MICHIGAN 48239-4001
                            TELEPHONE: (313) 592-5000
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)



| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the "SEC") on July 31, 2000 (as previously amended by Amendment No. 1 filed with the SEC on August 10, 2000) related to the tender offer by Diesel Project Development, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of DaimlerChrysler North America Holding Corporation, a Delaware corporation ("DCNA") and a wholly owned subsidiary of DaimlerChrysler AG, a German Aktiengesellschaft ("DaimlerChrysler AG"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Detroit Diesel Corporation, a Delaware corporation ("Detroit Diesel"), at $23.00 per share, net to the seller in cash (less any required withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated July 31, 2000, as amended by Amendment No. 1 to Schedule TO filed with the SEC on August 10, 2000, Amendment No. 2 to Schedule TO filed with the SEC on August 21, 2000 and Amendment No. 3 to Schedule To filed with the SEC on August 28, 2000 and in the related Letter of Transmittal.

The purpose of this Amendment is to reflect DaimlerChrysler AG's modifications related to certain conditions of the tender offer and the expiration dated of the tender offer, as reflected in Amendment No. 2 to the Schedule TO filed with the SEC by DaimlerChrysler AG on August 21, 2000 and Amendment No. 3 to the Schedule TO filed with the SEC by DaimlerChrysler AG on August 28, 2000, both of which are incorporated herein by reference in their entirety.

ITEM 8.  ADDITIONAL INFORMATION.

         Pursuant to Amendment No. 2 to the Schedule TO filed with the SEC by DaimlerChrysler AG on August 21, 2000 and Amendment No. 3 to the Schedule TO filed with the SEC by DaimlerChrysler AG on August 28, 2000, both of which are incorporated herein by reference, Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

                  The Purchaser has amended the first sentence appearing under "Section 2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase by restating such sentence as follows: "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15, the Purchaser will accept for payment and will pay for all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date."

                  The Purchaser has amended the information appearing in the first clause of "Section 15. Certain Conditions of the Offer" of the Offer to Purchase by amending and restating such



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     clause as follows: "Notwithstanding any other provision of the Offer, the
     Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Purchaser's obligation to pay for or return Shares promptly after termination or withdrawal of the Offer), pay for, and, except as set forth in the Merger Agreement, may terminate the Offer as to any Shares not then paid for if (i) the Minimum Condition shall not have been satisfied at the Expiration Date, (ii) the Regulatory Condition shall not have been satisfied at the Expiration Date, or (iii) immediately prior to the expiration of the Offer, in the reasonable good faith judgment of the Purchaser, any of the following conditions shall exist:"

              On August 28, 2000, DCNA announced that it extended the Offer to 5:00 p.m., New York City time, on Monday, September 11, 2000.

ITEM 9.    EXHIBITS.

Footnote * appearing under the exhibit table of the Schedule 14D-9 is amended and restated as follows:

     * Incorporated by reference to the Schedule TO filed by DCNA and the Purchaser on July 28, 2000, as amended by Amendment No. 1 to Schedule TO filed by DCNA and the Purchaser on August 10, 2000, Amendment No. 2 to Schedule TO filed by DCNA and the Purchaser on August 21, 2000 and Amendment No. 3 to Schedule TO filed by DCNA and the Purchaser on August 28, 2000.




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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 is true, complete and correct.

                                 DETROIT DIESEL CORPORATION



                                 By: /s/ Robert E. Belts
                                    -----------------------------------
                                    Name:  Robert E. Belts
                                    Title:  Senior Vice President-Finance and
                                             Chief Financial Officer

Dated: September 5, 2000



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